PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN STEEL INC. RECEIVES
COURT APPROVAL OF PLAN OF ARRANGEMENT

MONTREAL, November 8, 2007 – Novamerican Steel Inc. (NASDAQ: TONS) today announced that on November 7, 2007 the Superior Court of Québec issued a final order approving the plan of arrangement previously announced on June 21, 2007, involving the acquisition by 632422 N.B. Ltd., a wholly-owned indirect subsidiary of Symmetry Holdings Inc., of all the outstanding common shares of Novamerican at $56.00 per share.

Pursuant to the terms of the arrangement agreement dated June 21, 2007, closing of the arrangement will occur on or before the fifth business day following receipt of the final order by the Superior Court of Québec.

Upon the plan of arrangement becoming effective, 632422 N.B. Ltd. will deposit or cause to be deposited with the depositary sufficient funds to enable the depositary to make the payments described in the plan.

ABOUT NOVAMERICAN

Novamerican Steel Inc., based in Montreal, Canada with eleven operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets. For additional information on Novamerican Steel Inc., visit our website at http://www.novamerican.com.

FORWARD-LOOKING (SAFE HARBOUR) STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Novamerican and the proposed transaction. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Novamerican’s management, are subject to risks and uncertainties (including those described in Novamerican’s public filings with the SEC), which could cause actual results, events and circumstances to differ materially from the forward-looking statements. The information set forth herein should be read in light of such risks. This press release does not constitute an offer or solicitation as to any securities. Novamerican assumes no obligation to update the information contained in this press release or such discussions.

CONTACT INFORMATION

For further information: Lawrence P. Cannon, CA, Vice President and Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455.